January 20, 2015
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Itron, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 000-22418

Dear Mr. Cascio:

This letter is submitted on behalf of Itron, Inc. (Itron, we, our) and responds to the Staff’s comment letter of December 29, 2014 relating to our Form 10-K for our fiscal year ended December 31, 2013. For your convenience, we have reproduced the Staff’s comments below and have provided our response accordingly.

1.
We see that you have recorded significant impairments to the goodwill associated with your Electricity reporting unit. To ensure that investors are provided with information that allows for the assessment of the probability of a future material impairment charge, please consider providing the following disclosures in future filings for each reporting unit with a material amount of goodwill that is at risk of failing step one of the impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.
We acknowledge the Staff’s comment. In future filings, if a reporting unit has a material amount of goodwill at risk of failing step one of the impairment test, we will include the requested disclosures to provide investors with sufficient information to better assess the probability of a future material impairment charge.

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com

2. We note the discussion in your filing about revenue generated from professional services. Revenue and related costs from service arrangements that account for more than 10% of net sales should be separately presented on the face of the statements of operations. Please tell us how your presentation complies with Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulations S-X or revise future filings as necessary to separately present revenues and related costs from tangible goods and services in your statements of operations.

We monitor the amount of service revenue in relation to total revenue on a regular basis and believe our current presentation meets the requirements of Regulation S-X, Rule 5‑03(b) because our service revenue does not meet the 10 percent threshold in our most recent filings. For the years ended December 31, 2013, 2012, and 2011, service revenue represented 7.4%, 6.5%, and 3.1% of gross revenue, respectively.
Our service revenue consists of post-sale product maintenance, outsourcing, managed services and hosting, and consulting and analysis. These services may be offered in conjunction with product sales or separately. We include installation and implementation within product revenue as we only offer these items in conjunction with the sale of our products and do not offer them on a stand-alone basis. We will continue to monitor service revenue in order to determine whether such revenue needs to be separately presented on the Consolidated Statements of Operations in compliance with Rule 5-03(b)(1) and Rule 5-03 (b)(2) of Regulation S-X.

3. We note the disclosure on page 1 that you classify your metering systems into three categories: standard metering, advanced metering systems and technology, smart metering systems and technology. Please tell us how you have concluded that you are not required to report revenues for each product and service or each group of similar products and services in accordance with FASB ASC 280-10-50-40. Please tell us how you have concluded that, for example, the three types of metering systems are considered similar.

We wish to advise the Staff that we believe our portfolio of products consists of similar products. The product development, production, and sales and marketing processes for our standard meters, advanced meters and technology, and smart meters and technology are similar. Itron’s research and development function is managed by one executive, who oversees the development of products for each of the aforementioned three categories. Additionally, the manufacturing of all of our products is managed by one executive, and our manufacturing facilities generally manufacture multiple products within the three categories of metering systems. Further, the sales force and distributors within each of the Electricity, Gas, and Water operating segments are responsible for marketing all categories of products within the respective operating segment to our utility customers.
While the level of technology used within a given product may vary, the nature and end users of the products are similar, as our products are designed to collect, measure, and monitor energy or water usage for utilities. Additionally, a number of our products offer modular designs, which may be upgraded by customers over time, and the metrology and other technology within our products have been shared across many products. As we move our product offerings toward platform-based products that will be offered on a global basis, technology will be shared among products to an even greater extent. Further, the classification of a given product into one of the three product categories is frequently driven by the modular nature of our products and our customer’s intended use when purchasing that product. For example, a customer may purchase a meter without a factory-mounted communication module, and it would be categorized within the standard metering category, because the product we sold is not a communicating meter. Another customer may purchase the same meter, along with a factory-mounted communication module, and the product would be included within the advanced metering systems and technology category or within the smart metering systems

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com

and technology category, depending whether the factory mounted communication module provides one-way or two-way communication capabilities. Similarly, a customer may purchase a meter without a communication module one year, and then purchase a communication module in a subsequent year in order to upgrade the standard meter to an advanced or smart metering system.
Therefore, we respectfully submit to the Staff that we believe our three types of metering systems are similar and that our current disclosure addresses the requirements of ASC 280-10-50-40. This is consistent with our internal reporting, which does not report product revenue on the basis of the aforementioned three categories of metering systems.
Itron acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Itron may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ W. MARK SCHMITZ
W. Mark Schmitz
Executive Vice President and Chief Financial Officer

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com